SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Adecoagro S.A.
(Name of Subject Company (Issuer))

Tether Investments, S.A. de C.V. (Offeror)
(Names of Filing Persons)
COMMON SHARES, NOMINAL VALUE $1.50 PER SHARE
(Title of Class of Securities)
L00849106
(CUSIP Number of Class of Securities)

Richard Heathcote
Chief Investment Officer
Tether Investments, S.A. de C.V
Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza
Nivel 12 San Salvador, H3, 00000
Tel: 443333355842
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Daniel L. Woodard, Esq.
David A. Lipkin, Esq.
McDermott Will & Emery LLP
One Vanderbilt Avenue
New York, NY, 10017
Tel: (212) 547-5400
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Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Tether Investments, S.A. de C.V., an El Salvador corporation (“Tether”) and a wholly owned subsidiary of Tether Holdings, S.A. de C.V., an El Salvador entity (“Holdings”), to purchase up to 49,596,510 common shares (the “Maximum Share Number”), nominal value $1.50 per share (“Common Shares”), of Adecoagro S.A., a Luxembourg corporation under the form of a société anonyme (“Adecoagro” or the “Company”), which, based on information provided by Adecoagro, represents approximately 49.6% of the issued and outstanding Common Shares as of the close of business on March 26, 2025, rounded up to the nearest whole Common Share, at a purchase price of $12.41 per share, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. Taking into account the 20,398,699 Common Shares held by Tether on the date hereof, if Tether were to acquire a number of Common Shares equal to the Maximum Share Number pursuant to the Offer, Tether would at the conclusion of the Offer hold 69,995,209 Common Shares, representing approximately 70.0% of the issued and outstanding Common Shares. This Schedule TO is being filed on behalf of Tether. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
On Friday, March 28, 2025, Tether and Adecoagro published a “Notice of Offer” in the New York Times announcing the commencement of the Offer that misstated the scheduled expiration time of the Offer. The correct expiration time, unless the Offer is extended, is, as reflected in the Offer to Purchase incorporated by reference herein, 12:00 Midnight, New York City Time, on Thursday, April 24, 2025, which is one day later than stated in the Notice of Offer.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Adecoagro S.A., a Luxembourg corporation under the form of a société anonyme. Adecoagro’s principal executive offices are located at Vertigo Naos Building, 6, Rue Eugène Ruppert, L — 2453 Luxembourg. Adecoagro’s telephone number at that address is +352.2644.9372.
(b)   The information set forth under the “Introduction” in the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth under “Price Range of Adecoagro Common Shares; Dividends on Adecoagro Common Shares” in the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a), (b) and (c) This Schedule TO is filed by Tether. The information set forth under “Certain Information Concerning Tether and Holdings” and Schedule I in the Offer to Purchase is incorporated herein by reference.
On Friday, March 28, 2025, Tether and Adecoagro published a “Notice of Offer” in the New York Times announcing the commencement of the Offer that misstated the scheduled expiration time of the Offer. The correct expiration time, unless the Offer is extended, is, as reflected in the Offer to Purchase incorporated by reference herein, 12:00 Midnight, New York City Time, on Thursday, April 24, 2025, which is one day later than stated in the Notice of Offer.
ITEM 4.   TERMS OF THE TRANSACTION.
(a)   The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “Summary Term Sheet,” “Terms of the Offer,” “Procedures for Tendering Adecoagro Common Shares in the Offer,” “Withdrawal Rights,” “Acceptance for Payment and Payment,” “Material United States Federal Income Tax Consequences,” “Information Concerning Adecoagro,” “Conditions to the

Offer” and “Miscellaneous.” The information set forth in the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(2), is also incorporated herein by reference.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a) and (b) The information set forth under “Certain Information Concerning Adecoagro,” “Certain Information Concerning Tether and Holdings,” “Background of the Offer” and “Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement” in the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth under “Introduction,” “Background of the Offer,” “Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement,” “Effect of the Offer on the Market for Adecoagro Common Shares; NYSE Listing of Adecoagro Common Shares; Exchange Act Registration of Adecoagro Common Shares; Margin Regulations” is incorporated herein by reference.
(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “Effect of the Offer on the Market for Adecoagro Common Shares; NYSE Listing of Adecoagro Common Shares; Exchange Act Registration of Adecoagro Common Shares; Margin Regulations”, “Price Range of Adecoagro Common Shares; Dividends on Adecoagro Common Shares” and “Certain Information Concerning Tether and Holdings” in the Offer to Purchase is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (b) and (d) The information set forth under “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) and (b) The information set forth under “Introduction,” “Certain Information Concerning Adecoagro,” “Certain Information Concerning Tether and Holdings,” “Background of the Offer,” “Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement” and Schedule I in the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth under “Introduction” and “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS
(a) and (b) Not Applicable.
ITEM 11.   ADDITIONAL INFORMATION
(a)
The information set forth under “Background of the Offer,” “Purpose of the Offer; Plans for Adecoagro; The Transaction Agreement” “Certain Information Concerning Tether and Holdings” and “Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.

(c)
The information set forth in the Offer to Purchase and the letter of Transmittal is incorporated herein by reference.

ITEM 12.   EXHIBITS
(a)(1)(A)	Offer to Purchase, dated March 28, 2025.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Joint Press Release issued by Tether Investments, S.A. de C.V. and Adecoagro S.A. on March 27, 2025. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC on March 27, 2025)
(a)(1)(F)	Summary Newspaper Advertisement published in the New York Times on March 28, 2025.*
(b)	Not applicable.
(d)(1)	Transaction Agreement, dated as of March 26, 2025, by and between Tether Investments, S.A. de C.V. and Adecoagro S.A. (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed with the SEC on March 28, 2025)
(d)(2)	Registration Rights Agreement, dated as of March 26, by and between Adecoagro S.A. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed with the SEC on March 28, 2025)
(d)(3)	Exclusivity Agreement, dated as of February 24, 2025, by and between Adecoagro S.A. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed with the SEC on February 25, 2025)
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.

*
As noted above in Items 1 and 4, the summary advertisement misstated the scheduled expiration time of the Offer.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TETHER INVESTMENTS, S.A. DE C.V.
By:
/s/ Giancarlo Devasini

Name:  Giancarlo Devasini.
Title:    Sole Administrator
Dated:   March 28, 2025